Execution Copy

SIXTH SUPPLEMENTAL CREDIT AGREEMENT

THIS SIXTH SUPPLEMENTAL CREDIT AGREEMENT (this "Agreement") is made effective as of March 11, 2025

BETWEEN:

INTEGRA RESOURCES CORP., a British Columbia corporation

(the "Borrower")

AND:

INTEGRA RESOURCES HOLDINGS CANADA INC., a British Columbia corporation

("Integra Holdings Canada")

AND:

INTEGRA HOLDINGS U.S. INC., a Nevada corporation

("Integra Holdings US")

AND:

DELAMAR MINING COMPANY, an Oregon corporation

("DeLamar")

AND:

MILLENNIAL PRECIOUS METALS CORP., a British Columbia corporation

("Millennial")

AND:

MILLENNIAL SILVER CORP., a corporation subsisting under the federal laws of Canada and extra-provincially registered in Ontario

("Millennial Silver")

AND:

MILLENNIAL SILVER NEVADA INC., a Nevada corporation

("Silver NV")

AND:

MILLENNIAL NV LLC, a Nevada limited liability company

("Millennial NV")

AND:

MILLENNIAL RED CANYON LLC., a Nevada limited liability company

("Red Canyon")

AND:

MILLENNIAL DEVELOPMENT LLC, a Nevada limited liability company

("Development")

AND:

MILLENNIAL ARIZONA LLC, an Arizona limited liability company

("Millennial AZ", and together with Integra Holdings Canada, Integra Holdings US, DeLamar, Millennial, Millennial Silver, Silver NV, Millennial NV, Red Canyon and Development, the "Corporate Guarantors")

AND:

BEEDIE INVESTMENTS LTD.

(the "Lender")

WHEREAS:

A. The Borrower, the Corporate Guarantors (collectively, the "Loan Parties") and the Lender are parties to a credit agreement dated as of July 28, 2022, as amended by a first supplemental credit agreement dated as of February 26, 2023, a second supplemental credit agreement dated as of May 4, 2023, a third supplemental agreement dated as of February 20, 2024, a fourth supplemental agreement dated as of July 28, 2024 (the "Fourth Supplemental"), and a fifth supplemental credit agreement dated as of November 8, 2024 (as amended, the "Credit Agreement") which establishes a non-revolving convertible term loan in favour of the Borrower of up to the principal amount of US$20,000,000 (the "Loan");

B. The Initial Advance in the principal amount of US$10,000,000 was made by the Lender to the Borrower on the Closing Date;

C. The Second Advance in the principal amount of US$5,000,000 is scheduled for November 7, 2024;

D. Florida Canyon Mining, Inc. ("FCMI") and Macquarie Bank Limited ("Macquarie") are parties to an ISDA 2002 Master Agreement dated as of April 23, 2019 (the "2019 Macquarie ISDA") providing for a certain hedging transaction facility;

E. Pursuant to the terms of the Fourth Supplemental, the Borrower agreed to use commercially reasonable efforts to enter into a Hedging Transaction on terms agreeable to the Lender, acting reasonably, hedging Florida Canyon Mine Production;

F. FCMI has executed and delivered to Macquarie an ISDA 2002 Master Agreement and related schedule dated March 3, 2025 (the "2025 Macquarie ISDA"), true and complete copies of which is attached hereto as Exhibit A, replacing the 2019 Macquarie ISDA on the terms and conditions set forth therein; and

G. The Lender has agreed to approve and consent to the 2025 Macquarie ISDA pursuant to the terms contained herein.

WITNESSES THAT in consideration of the premises and of the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.0 INTERPRETATION

1.1 Defined Terms

Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings given to them in the Credit Agreement, as amended by Section 4.0 of this Agreement (the "Amended Credit Agreement").

1.2 Gender and Number

In this Agreement, words importing the singular include the plural and vice versa; and words importing gender include all genders.

1.3 Section Headings

The insertion of headings and the division of this Agreement into Sections are for the convenience of reference only and shall not affect the interpretation hereof.

1.4 Entire Agreement

The Amended Credit Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto pertaining to the subject matter hereof, and there are no warranties, representations or other agreements between the parties hereto in connection with the subject matter hereof except as specifically set forth herein and in the Amended Credit Agreement.

1.5 Limited Waiver

No waiver of any of the provisions of this Agreement or the Credit Agreement shall be deemed or shall constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

1.6 Severability of Provisions

The invalidity or unenforceability of any provision of this Agreement herein contained shall not affect the validity or enforceability of any other provision hereof or herein contained and any such invalid provision or covenant shall be deemed to be severable.

1.7 Currency References

All currency amounts referred to in this Agreement are in US Dollars unless otherwise indicated.

2.0 ACKNOWLEDGMENTS

2.1 Truth of Recitals

The Loan Parties confirm the accuracy of the facts and matters set out in the Recitals hereto and agree that the same shall be contractual and not a mere recital and that the same will form an integral part hereof.

2.2 Indebtedness

The Loan Parties acknowledge and agree that the Borrower is currently indebted to the Lender under the Credit Agreement in the principal amount of US$15,000,000 with respect to the Initial Advance and the Second Advance plus interest and costs (together with all other outstanding Obligations of the Loan Parties under the Credit Agreement and the other Loan Documents, the "Outstanding Obligations").

2.3 Acknowledgments

(a) The Loan Parties acknowledge and agree with the Lender that the Outstanding Obligations are owing to the Lender without abatement or setoff of any kind; and

(b) Each Loan Party acknowledges and agrees that the Security to which it is a party is valid and enforceable in accordance with its terms and is not released, or amended or merged in any manner as a result of the execution and delivery of this Agreement and the amendments to the Credit Agreement effected hereby and remains in full force and effect following the execution and delivery of this Agreement for the benefit of the Lender as security for its Outstanding Obligations.

3.0 LENDER CONSENT

The Lender hereby consents to and approves the 2025 Macquarie ISDA.

4.0 AMENDMENTS TO CREDIT AGREEMENT

Effective as of the date of completion of the FCGI Acquisition, the Credit Agreement shall be deemed to be amended asset out below:

(a) by adding the following definition in section 1.1:

""Macquarie ISDA Agreement" means the ISDA 2002 Master Agreement dated as of March 3, 2025 and Schedule to the 2002 ISDA Master Agreement dated as of March 3, 2025, made between FCMI and Macquarie Bank Limited, as provided to and approved by the Lender pursuant to the terms of the Sixth Supplemental Agreement dated March 11, 2025 entered into by the Borrower, the Lender and the Corporate Guarantors."

(b) by deleting section 8.2(c) and substituting the following therefor:

"(c) [REDACTED COMMERCIALLY SENSITIVE INFORMATION]."

(c) by adding the following as section 8.3(q):

"(q) Macquarie Hedging Transactions.  Enter into any Hedging Transaction pursuant to the Macquarie ISDA Agreement that is not consistent with the board and Lender approved hedging plan then in effect in the Approved Budget, or pursuant to which any amount is owing or may become owing by any Loan Party (apart from amounts owing in respect of up front fees or premiums and late payment interest payable for put options purchased by FCMI)  including any amount payable under any such Hedging Transaction on a close-out or early termination of such Hedging Transaction or in respect of the negative mark-to-market value of any and all such Hedging Transactions ."

(d) by deleting the Compliance Certificate attached as Schedule B and substituting the form of Compliance Certificate attached hereto as Schedule B.

5.0 REPRESENTATIONS, WARRANTIES AND COVENANTS

The Borrower agrees with and confirms to the Lender that as of the date hereof, each of the representations and warranties contained in Section 7.1 of the Amended Credit Agreement is true and accurate in all material respects, except to the extent that they relate to an earlier date, in which case they are true and correct as of such date.  Further, the Borrower hereby represents, warrants and covenants to the Lender that:

(a) no Default or Event of Default has occurred and is continuing;

(b) the execution and delivery of this Agreement, the amendments to the Credit Agreement contemplated herein (i) are within its powers; (ii) do not require any consent or approval of the Exchange; (iii) have been duly authorized by all necessary corporate action; (iv) have received all necessary authorizations of Governmental Authorities (if any required); and (v) do not and will not contravene or conflict with any provision of its constating documents or by-laws or of any Applicable Laws or any material agreement, judgment, license, order or permit applicable to or binding upon the Loan Parties; and

(c) this Agreement is a legal, valid and binding obligation of each of the Loan Parties, enforceable in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, winding-up, moratorium or similar applicable laws relating to the enforcement of creditors' rights generally and by general principles of equity;

6.0 GENERAL

6.1 Credit Agreement

(a) All references to the "this Agreement" or the "Credit Agreement" and all similar references in any of the other Loan Documents shall hereafter include, mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents. This Agreement shall constitute a "Loan Document" under, and as defined in, the Amended Credit Agreement.

(b) This Agreement is supplemental to and shall be read with and deemed to be part of the Credit Agreement and the Credit Agreement shall from the date of this Agreement be read in conjunction with this Agreement.

(c) This Agreement shall henceforth have effect so far as practicable as though all of the provisions of the Credit Agreement and this Agreement were, as appropriate, contained in one instrument.

(d) All of the provisions of the Credit Agreement, except only insofar as the same may be inconsistent with the express provisions of this Agreement or amended by this Agreement, shall apply to this Agreement.

(e) If, after the date of this Agreement, any provision of this Agreement is inconsistent with any provision of the Credit Agreement, the relevant provision of this Agreement shall prevail.

(f) The Credit Agreement as changed, altered, amended, modified and supplemented by this Agreement shall be and continue in full force and effect and be binding upon the Borrower and the Lender and is hereby confirmed in all respects.

6.2 Expenses

The Borrower agrees to pay all legal fees, costs and disbursements and taxes thereon incurred by the Lender in connection with this Agreement and all matters incidental hereto, provided that such legal fees (excluding taxes, costs and disbursements) up to the date hereof.

6.3 Further Assurances

The Loan Parties will from time to time forthwith at the Lender's request and at the Borrower's own cost and expense make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Lender and as are consistent with the intention of the parties as evidenced herein, with respect to all matters arising under the Amended Credit Agreement, the Security and this Agreement.

6.4 Counterparts

This Agreement may be executed and delivered by facsimile or by electronic mailing in Portable Document Format (PDF) or DocuSign and in one or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument.  Each party hereby irrevocably consents to and authorizes each other party and its solicitors to consolidate the signed pages of each such executed counterpart into a single document, which consolidated document shall be deemed to be a fully executed original copy of this Agreement as though all parties had executed the same document.

6.5 Governing Law

This Agreement shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in British Columbia.  Each party to this Agreement hereby irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of British Columbia and all courts competent to hear appeals therefrom.

[signature page follows]

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed on the day and year first above written.

INTEGRA RESOURCES CORP.,
as Borrower

By:	(signed) "George Salamis"
Name: George Salamis Title: President and CEO

BEEDIE INVESTMENTS LTD., as Lender

By:	(signed) "Ryan Beedie"
Name: Ryan Beedie Title: President

Acknowledged and agreed to by the undersigned Corporate Guarantors.

INTEGRA RESOURCES HOLDINGS CANADA INC.		INTEGRA HOLDINGS U.S. INC.

By:	(signed) "George Salamis"	By:	(signed) "George Salamis"
	Name: George Salamis Title: CEO		Name: George Salamis Title: President and CEO

DELAMAR MINING COMPANY		MILLENNIAL PRECIOUS METALS CORP.

By:	(signed) "George Salamis"	By:	(signed) "George Salamis"
	Name: George Salamis Title: CEO		Name: George Salamis Title: President and CEO

MILLENNIAL SILVER CORP.		MILLENNIAL SILVER NEVADA INC.

By:	(signed) "George Salamis"	By:	(signed) "George Salamis"
	Name: George Salamis Title: President and CEO		Name: George Salamis Title: President

MILLENNIAL NV LLC		MILLENNIAL RED CANYON LLC.

By:	(signed) "George Salamis"	By:	(signed) "George Salamis"
	Name: George Salamis Title: President		Name: George Salamis Title: President

[Sixth Supplemental Credit Agreement – Signature Page]

MILLENNIAL DEVELOPMENT LLC		MILLENNIAL ARIZONA LLC

By:	(signed) "George Salamis"	By:	(signed) "George Salamis"
	Name: George Salamis Title: President		Name: George Salamis Title: President

FLORIDA CANYON GOLD INC.		ALIO GOLD (US)INC.

By:	(signed) "George Salamis"	By:	(signed) "George Salamis"
	Name: George Salamis Title: President and CEO		Name: George Salamis Title: President and CEO

RYE PATCH MINING U.S. INC.		RYE PATCH GOLD US INC.

By:	(signed) "George Salamis"	By:	(signed) "George Salamis"
	Name: George Salamis Title: President and CEO		Name: George Salamis Title: President and CEO

RP DIRT INC.		STANDARD GOLD MINING, INC.

By:	(signed) "George Salamis"	By:	(signed) "George Salamis"
	Name: George Salamis Title: President and CEO		Name: George Salamis Title: President and CEO

FLORIDA CANYON MINING, INC.		ARGONAUT GOLD (US) INC.

By:	(signed) "George Salamis"	By:	(signed) "George Salamis"
	Name: George Salamis Title: President and CEO		Name: George Salamis Title: President and CEO

[Sixth Supplemental Credit Agreement – Signature Page]

SCHEDULE "B"

COMPLIANCE CERTIFICATE

[REDACTED COMMERCIALLY SENSITIVE INFORMATION]

EXHIBIT A

2025 MACQUARIE ISDA INCLUDING RELATED SCHEDULE

[REDACTED COMMERCIALLY SENSITIVE INFORMATION]